Exhibit 99.1

Volvo Penta Invests in Vara

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 7, 2006--Volvo Penta (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is to invest approximately SEK 100 M in the engine plant in Vara and thereby increase the plant's current capacity to approximately 18,000 diesel engines per year.

The Vara plant manufactures Volvo Penta's own-developed diesel engines for leisure and commercial boats. Since the plant opened in 1977 these engines, combined with the well-known Aquamatic drives, have created world-leading positions for Volvo Penta in boats from approximately 20 to 42 foot.

As of last year, production in Vara comprises solely the new generation of D4/D6 diesel engines, which Volvo Penta began launching in 2003.

The D4/D6, which is available in output classes between 225 and 435 horsepower, is based on state-of-the-art engine technology and has set new industry standards in terms of environment, comfort and performance.

These are also the engines that Volvo Penta sells with its highly acclaimed and award-winning range of new drive systems for boats, Volvo Penta IPS, with forward-facing propellers.

Interest in the new Vara engines, in the drive-system design as well as the IPS design, is highly substantial.

"The D4/D6 is developed solely for marine use, which provides it with properties unequalled in the marine world, regardless whether it pertains to the environment or performance", says Goran Gummeson, Volvo Penta's President.

In response to the increasing demand for D4/D6, Volvo Penta is now investing approximately SEK 100 M in the Vara plant and increasing capacity from slightly more than 13,000 engines to approximately 18,000 engines per year.

At full capacity utilization the investment could result in the successive new recruitment of about 20 persons in the plant, which today employs slightly less than 300 persons.

Combined with the investments in conjunction with the launch of the new D4/D6 series, in recent years, Volvo Penta has invested a total of approximately SEK 800 M in the Vara plant, which more than doubled its production and the number of employees.

In recent years, extensive environmental efforts have also been implemented at the plant. Due to a new heat recovery system and other energy efficiency enhancement measures, the plant's oil dependency has decreased by more than half since the beginning of the 2000s.

"We are proud and pleased with our Vara plant and, with the newly proposed investments, the Vara plant will also in the future be one of the cornerstones of Volvo Penta's operations", says Goran Gummeson.

September 7, 2006

Volvo Penta is a world-leading and global manufacturer of engines and complete power systems for both marine and industrial applications with more than 5,000 dealers in over 130 countries. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp. Volvo Penta is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: AB Volvo Penta
Mats Edenborg, +46 0705-663510
mats.edenborg@volvo.com